                                           Rule 424(b)(2)
                                           Registration Statement No. 333-21589


PROSPECTUS SUPPLEMENT
(To Prospectus Dated February 19, 1997)

$600,000,000

CHRYSLER CORPORATION LOGO

7.45% DEBENTURES DUE 2027

The 7.45% Debentures due 2027 (the "Debentures") of Chrysler Corporation ("Chrysler" or the "Company") being offered hereby will mature on March 1, 2027. Interest on the Debentures is payable semiannually in arrears on March 1 and September 1 of each year, commencing September 1, 1997. The Debentures will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Debentures and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) discounted to the redemption date on a semiannual basis at the Treasury Rate (as defined herein) plus 18 basis points, together in either case with accrued interest to the date of the redemption. See "Description of Debentures -- Optional Redemption".

The Debentures will be represented by one or more Global Securities registered in the name of a nominee of The Depository Trust Company, as Depositary. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided in the accompanying Prospectus, individual Debentures will not be issued. See "Description of Debt Securities -- Global Securities" in the accompanying Prospectus. Settlement for the Debentures will be made in immediately available funds. The Debentures will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Debentures will therefore settle in immediately available funds. See "Description of Debentures -- Book-Entry System" and "-- Same-Day Settlement and Payment".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                    Price to    Underwriting   Proceeds to
                                                   Public(1)      Discount    Company(1)(2)
Per Debenture...................................  99.514%       .875%         98.639%
Total...........................................  $597,084,000  $5,250,000    $591,834,000
-------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from March 3, 1997 to the date of delivery.
(2) Before deducting expenses payable by Chrysler estimated to be $550,000.

The Debentures are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the right of the Underwriters to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Debentures will be made in book-entry form through the facilities of The Depository Trust Company on or about March 3, 1997.

SALOMON BROTHERS INC
               CHASE SECURITIES INC.
                              GOLDMAN, SACHS & CO.
                                          MERRILL LYNCH & CO.
                                                    J.P. MORGAN & CO.

The date of this Prospectus Supplement is February 26, 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Debentures will be used for general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Chrysler (with CFC and Car Rental Operations on an equity basis) at December 31, 1996, and as adjusted to give effect to (i) the issuance on February 5, 1997 of $500,000,000 aggregate principal amount of 7.45% Debentures due 2097, and (ii) the issuance of the Debentures offered hereby. This table should be read in conjunction with Chrysler's consolidated financial statements and related notes thereto which are incorporated herein by reference.

                                                                 DECEMBER 31, 1996
                                                                -------------------
                                                                              AS
                                                                ACTUAL     ADJUSTED
                                                                -------    --------
                                                                   (IN MILLIONS)
Short-Term Debt:
  Short-term debt...........................................    $   346    $   346
  Long-term debt due within one year........................         22         22
                                                                -------    -------
     TOTAL SHORT-TERM DEBT..................................        368        368
Long-Term Debt:
     TOTAL LONG-TERM DEBT...................................      1,206      2,293
SHAREHOLDERS' EQUITY........................................     11,571     11,571
                                                                -------    -------
TOTAL CAPITALIZATION........................................    $13,145    $14,232
                                                                =======    =======

                         SELECTED FINANCIAL INFORMATION

     The following tables summarize selected financial information for each of the years ended December 31, 1992 through 1996, first for Chrysler and its consolidated subsidiaries and then for Chrysler with CFC and the Car Rental Operations on an equity basis. Certain unit sales and market share data concerning Chrysler's automotive operations are also presented below.

                                                         YEAR ENDED DECEMBER 31
                                             -----------------------------------------------
       RESULTS OF OPERATIONS DATA(1)         1996(2)   1995(3)   1994(4)   1993(5)   1992(6)
       -----------------------------         -------   -------   -------   -------   -------
                                                   (IN MILLIONS OF DOLLARS AND SHARES,
                                                      EXCEPT PER COMMON SHARE DATA)
CHRYSLER AND CONSOLIDATED SUBSIDIARIES:
  Total revenues...........................  $61,397   $53,195   $52,235   $43,600   $36,897
  Earnings before income taxes,
     extraordinary item and cumulative
     effect of changes in accounting
     principles............................    6,092     3,449     5,830     3,838       934
  Earnings before extraordinary item and
     cumulative effect of changes in
     accounting principles.................    3,720     2,121     3,713     2,415       505
  Net earnings (loss)......................    3,529     2,025     3,713    (2,551)      723
  Net earnings (loss) on Common Stock......    3,526     2,004     3,633    (2,631)      654
PRIMARY EARNINGS (LOSS) PER COMMON
  SHARE(7):
  Earnings (loss) before extraordinary item
     and cumulative effect of changes in
     accounting principles.................  $  5.03   $  2.78   $  5.06   $  3.38   $  0.74
  Net earnings (loss)......................     4.77      2.65      5.06     (3.81)     1.11
  Average common and dilutive equivalent
     shares outstanding....................    738.6     756.3     718.4     690.2     591.8
FULLY DILUTED EARNINGS PER COMMON SHARE(7):
  Net earnings.............................  $  4.74   $  2.56   $  4.55   $     *   $  1.07
  Average common and dilutive equivalent
     shares outstanding....................    744.2     792.3     815.5         *     678.4
DIVIDENDS DECLARED PER COMMON SHARE(7).....  $  1.40   $  1.00   $  0.55   $  0.33   $  0.30
CHRYSLER (WITH CFC AND THE CAR RENTAL
  OPERATIONS ON AN EQUITY BASIS):
  Total revenues...........................  $59,317   $50,970   $50,094   $41,654   $33,755
  Earnings before income taxes,
     extraordinary item and cumulative
     effect of changes in accounting
     principles............................    6,092     3,449     5,830     3,838       934
  Earnings before extraordinary item and
     cumulative effect of changes in
     accounting principles.................    3,720     2,121     3,713     2,415       505
  Net earnings (loss)......................    3,529     2,025     3,713    (2,551)      723

-------------------------
  *  Not applicable for reporting period.

(1) Prior periods reclassified to conform to current classifications.

(2) Earnings for the year ended December 31, 1996 include a charge of $97 million ($61 million after taxes) for costs associated with a voluntary early retirement program for certain salaried employees, a charge of $77 million ($51 million after taxes) related to a write-down of Pentastar Electronics, Inc. ("PEI"), a charge of $65 million ($100 million after taxes) related to a write-down of Thrifty, a charge of $50 million ($31 million after taxes) for lump sum retiree pension costs related to the new

    UAW collective bargaining agreement, and a gain of $101 million ($87 million after taxes) from the sale of Electrospace Systems, Inc. ("ESI"), and Chrysler Technologies Airborne Systems, Inc. ("CTAS"). Net earnings for 1996 also include an extraordinary after-tax loss of $191 million related to the early extinguishment of debt.

(3) Earnings for the year ended December 31, 1995 were reduced by a $263 million charge ($162 million after taxes) for costs associated with production changes at Chrysler's Newark assembly plant and a $115 million charge ($71 million after taxes) for a voluntary minivan owner service action. Net earnings in 1995 also include an after-tax charge of $96 million for the cumulative effect of a change in accounting principle related to the consensus reached on Emerging Issues Task Force ("EITF") Issue 95-1, "Revenue Recognition on Sales with a Guaranteed Minimum Resale Value."

(4) Earnings for the year ended December 31, 1994 include favorable adjustments to the provision for income taxes aggregating $132 million. These adjustments related to: (1) the recognition of tax credits related to expenditures in prior years for qualifying research and development activities, in accordance with an Internal Revenue Service settlement which was based on U.S. Department of Treasury income tax regulations issued in 1994, and (2) the reversal of valuation allowances related to tax benefits associated with net operating loss carryforwards.

(5) Results for the year ended December 31, 1993 include a pretax gain of $205 million ($128 million after taxes) on the sale of Chrysler's remaining 50.3 million shares of MMC stock, a pretax gain of $60 million ($39 million after taxes) on the sale of Chrysler's plastics operations, a $4.7 billion after-tax charge for the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and a $283 million after-tax charge for the adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits."

(6) Earnings for the year ended December 31, 1992 include a pretax gain of $142 million ($88 million after taxes) on the sale of 43.6 million shares of MMC stock, a $218 million favorable effect of a change in accounting principle relating to the adoption of SFAS No. 109, "Accounting for Income Taxes," a $101 million pretax charge ($79 million after taxes) relating to the restructuring of Chrysler's short-term vehicle rental subsidiaries, and a $110 million pretax charge ($69 million after taxes) relating to investment losses experienced by Chrysler Canada.

(7) All per-share data and the average common and dilutive equivalent shares outstanding have been adjusted to reflect the two-for-one stock split in 1996.

                                                                  DECEMBER 31
                                                -----------------------------------------------
            BALANCE SHEET DATA(1)                1996      1995      1994      1993      1992
            ---------------------               -------   -------   -------   -------   -------
                                                           (IN MILLIONS OF DOLLARS)
CHRYSLER AND CONSOLIDATED SUBSIDIARIES:
  Cash, cash equivalents and marketable
     securities..............................   $ 7,752   $ 8,125   $ 8,371   $ 5,095   $ 3,649
  Total assets...............................    56,184    53,756    49,539    43,679    40,690
  Total debt.................................    13,396    14,193    13,106    11,451    15,551
  Shareholders' equity.......................    11,571    10,959    10,694     6,836     7,538
CHRYSLER (WITH CFC AND CAR RENTAL OPERATIONS
  ON AN EQUITY BASIS):
  Cash, cash equivalents and marketable
     securities..............................   $ 6,947   $ 6,888   $ 7,615   $ 4,484   $ 2,968
  Working capital (deficit)..................    (3,297)   (2,169)   (1,072)   (2,510)   (2,171)
  Total assets...............................    43,208    40,475    38,077    34,020    27,644
  Total debt.................................     1,574     1,951     2,424     2,780     3,785
  Shareholders' equity.......................    11,571    10,959    10,694     6,836     7,538

                                                         YEAR ENDED DECEMBER 31
                                        ---------------------------------------------------------
VEHICLE SHIPMENTS BY AREA OF SALE(2)      1996        1995        1994        1993        1992
------------------------------------    ---------   ---------   ---------   ---------   ---------
United States........................   2,445,820   2,209,202   2,253,951   2,021,847   1,729,687
Canada...............................     235,819     222,997     253,819     226,102     193,533
Outside the United States and
  Canada.............................     277,161     241,340     254,333     227,789     252,227
                                        ---------   ---------   ---------   ---------   ---------
Total Worldwide Vehicle Shipments....   2,958,800   2,673,539   2,762,103   2,475,738   2,175,447
                                        =========   =========   =========   =========   =========
Total Worldwide Car Shipments........     977,382     959,962   1,051,750   1,032,227     872,769
  Total Worldwide Small Sport-Utility
     Shipments.......................     537,856     530,214     445,794     407,367     285,981
  Total Worldwide Minivan
     Shipments.......................     735,866     555,824     677,476     617,209     577,064
  Other Worldwide Truck Shipments....     707,696     627,539     587,083     418,935     439,633
                                        ---------   ---------   ---------   ---------   ---------
Total Worldwide Truck Shipments......   1,981,418   1,713,577   1,710,353   1,443,511   1,302,678
                                        ---------   ---------   ---------   ---------   ---------
Total Worldwide Vehicle Shipments....   2,958,800   2,673,539   2,762,103   2,475,738   2,175,447
                                        =========   =========   =========   =========   =========

       RETAIL MARKET SHARE(2)
       ----------------------
Total U.S. Car Market Share..........         9.8%        9.1%        9.0%        9.8%        8.3%
  U.S. Small Sport-Utility Market
     Share...........................        28.3%       27.1%       30.4%       32.5%       24.7%
  U.S. Minivan Market Share..........        46.8%       42.1%       43.4%       46.7%       50.5%
  U.S. Other Truck Market Share......        15.3%       13.1%       12.8%       10.4%       11.4%
Total U.S. Truck Market Share(3).....        23.3%       21.3%       21.7%       21.4%       21.1%
Combined U.S. Car and Truck Market
  Share..............................        15.9%       14.3%       14.3%       14.4%       13.1%
U.S. and Canadian Combined Market
  Share..............................        16.1%       14.7%       14.7%       14.8%       13.4%

-------------------------
(1) Prior periods reclassified to conform to current classifications.
(2) All vehicle shipments and market share data include fleet sales.
(3) U.S. truck retail market share data include minivans.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Chrysler consolidated financial statements and notes thereto.

FINANCIAL REVIEW

1996 Compared With 1995

     Chrysler reported earnings before income taxes, extraordinary item, and the cumulative effect of a change in accounting principle of $6.1 billion in 1996, compared with $3.4 billion in 1995. Net earnings for 1996 were $3.5 billion, or $4.77 per common share, compared with $2.0 billion, or $2.65 per common share in 1995.

     Chrysler also reported earnings before income taxes and extraordinary item of $1,591 million in the fourth quarter of 1996, compared with $1,659 million in the fourth quarter of 1995. Net earnings for the fourth quarter of 1996 were $807 million, or $1.12 per common share, compared with $1,040 million, or $1.35 per common share in the fourth quarter of 1995.

     Earnings before income taxes, extraordinary item, and the cumulative effect of a change in accounting principle for 1996 included a charge of $97 million ($61 million after taxes) for costs associated with a voluntary early retirement program for certain salaried employees, a charge of $77 million ($51 million after taxes) related to a write-down of PEI, a charge of $65 million ($100 million after taxes) related to a write-down of Thrifty, a charge of $50 million ($31 million after taxes) for lump sum retiree pension costs related to the new UAW collective bargaining agreement, and a gain of $101 million ($87 million after taxes) from the sale of ESI and CTAS. Earnings before income taxes, extraordinary item, and the cumulative effect of a change in accounting principle for 1995 included a charge of $263 million ($162 million after taxes) for costs associated with production changes at Chrysler's Newark assembly plant and a charge of $115 million ($71 million after taxes) for a voluntary minivan owner service action.

     The following table summarizes this information:

                                                              FOURTH QUARTER      CALENDAR YEAR
                                                             ----------------    ----------------
                                                              1996      1995      1996      1995
                                                             ------    ------    ------    ------
                                                                   (IN MILLIONS OF DOLLARS)
Earnings before income taxes, extraordinary item, and
  cumulative effect of a change in accounting
  principle..............................................    $1,591    $1,659    $6,092    $3,449
Voluntary early retirement program.......................         9        --        97        --
PEI write-down...........................................        77        --        77        --
Thrifty write-down.......................................        --        --        65        --
Lump sum retiree pension costs...........................        50        --        50        --
Gain on sale of ESI and CTAS.............................        --        --      (101)       --
Newark production changes................................        --        --        --       263
Voluntary minivan owner service action...................        --        --        --       115
                                                             ------    ------    ------    ------
  Pretax earnings excluding items above..................    $1,727    $1,659    $6,280    $3,827
                                                             ======    ======    ======    ======

     Pretax earnings excluding items above increased for calendar-year 1996 as compared with calendar-year 1995 primarily as a result of an increase in vehicle shipments and improved vehicle margins due to pricing actions and a reduction in average sales incentives per vehicle, partially offset by increased profit-based employee compensation costs. The increase in shipments for calendar-year 1996 was primarily due to increased shipments of minivans and Dodge Ram pickup trucks. Minivan shipments for calendar-year 1995 were adversely affected by the changeover and launch of Chrysler's all-new minivans. The increase in shipments of Dodge Ram pickup trucks primarily reflects a full year of production in 1996 at two additional assembly plants.

     In December 1996, Chrysler extinguished $550 million, or 50 percent, of the outstanding principal amount of its Auburn Hills Trust Guaranteed Exchangeable Certificates Due 2020 (the "Certificates") at a cost of $859 million. The extinguishment of the Certificates resulted in an extraordinary after-tax loss of $191 million (net of income tax benefit of $118 million), or $0.26 per common share.

     Effective January 1, 1995, Chrysler changed its accounting treatment for certain vehicle sales (principally to non-affiliated rental car companies) in accordance with EITF Issue 95-1, "Revenue Recognition on Sales with a Guaranteed Minimum Resale Value." This change in accounting principle resulted in the recognition of an after-tax charge of $96 million (net of income tax benefit of $59 million), or $0.13 per common share in 1995. The ongoing effect of this accounting change was not material to 1996 and 1995 earnings.

     Chrysler's worldwide vehicle shipments in 1996 were 2,958,800 units, an increase of 285,261 units or 11 percent from 1995 levels. Chrysler's vehicle shipments outside of the U.S., Canada and Mexico ("North America") in 1996 were 223,657 units, an increase of 15,385 units or seven percent from 1995 levels. Chrysler's worldwide vehicle shipments in the fourth quarter of 1996 were 753,326 units, an increase of 11,556 units or two percent from fourth-quarter 1995 levels. Chrysler's vehicle shipments outside of North America in the fourth quarter of 1996 were 69,084 units, an increase of 7,339 units or 12 percent from fourth-quarter 1995 levels.

     Chrysler's revenues and results of operations are principally derived from the U.S. and Canada automotive marketplaces. Retail industry sales (including fleet) of new cars and trucks in the U.S. and Canada were 16.6 million units in 1996, compared with 16.3 million units in 1995, an increase of two percent.

     Chrysler's U.S. and combined U.S. and Canada retail sales and market share data for 1996 and 1995 were as follows:

                                                1996          1995        INCREASE
                                              ---------     ---------     --------
U.S. Retail Market(1):
  Car sales...............................      832,633       786,180      46,453
  Car market share........................          9.8%          9.1%        0.7%
  Truck sales (including minivans)........    1,618,193     1,378,163     240,030
  Truck market share......................         23.3%         21.3%        2.0%
  Combined car and truck sales............    2,450,826     2,164,343     286,483
  Combined car and truck market share.....         15.9%         14.3%        1.6%
U.S. and Canada Retail Market(1):
  Combined car and truck sales............    2,690,340     2,389,465     300,875
  Combined car and truck market share.....         16.1%         14.7%        1.4%

-------------------------
(1) All retail sales and market share data include fleet sales.

     The increase in Chrysler's U.S. car market share during 1996 was primarily due to increased sales of its midsize sedans and coupes, including the new Plymouth Breeze and Chrysler Sebring convertible. The increase in Chrysler's U.S. truck market share during 1996 was primarily due to increased sales of its Dodge Ram pickup trucks, Jeep(R) sport-utility vehicles, and minivans.

     CFC reported earnings before income taxes of $586 million in 1996, compared with $522 million in 1995. CFC's net earnings were $376 million in 1996, compared with $339 million in 1995. The increase in net earnings in 1996 primarily reflects net margin improvements partially offset by an increase in the provision for credit losses. The net margin improvements in 1996 reflect lower average effective cost of borrowings resulting primarily from lower market interest rates in the U.S. and Canada.

     For the past several years, Chrysler has benefitted from the following factors: (1) favorable economic conditions in the U.S. and Canada, where Chrysler's sales are concentrated, and (2) a continuing shift in U.S. and Canada consumer preferences toward trucks, as Chrysler manufactures a higher proportion of trucks to total vehicles than its principal competitors in the U.S. and Canada. A significant deterioration in either of these factors could adversely affect Chrysler's consolidated operating results. In addition, Chrysler has also benefitted over the past several years from a cost advantage in comparison to vehicles manufactured in Japan (and vehicles containing significant material components manufactured in Japan) as a result of favorable exchange rates between the Japanese yen and the U.S. dollar. During 1996, this cost advantage was substantially reduced as a result of unfavorable changes in the Japanese yen to U.S. dollar exchange rate. These changes did not have a material adverse effect on Chrysler's 1996 consolidated operating results. Chrysler believes, however, that further substantial unfavorable exchange rate changes could, over time, have an adverse effect on Chrysler's consolidated operating results. Further, Chrysler has benefitted from a strategy of focusing resources on its core automotive business and an aggressive capital expenditure and vehicle development program that has resulted in the replacement of its entire product lineup over the last five years. Chrysler's long-term profitability will depend significantly on its ability to continue its capital expenditure and vehicle development programs and to market its vehicles successfully in an increasingly competitive environment.

1995 Compared With 1994

     Chrysler reported earnings before income taxes and the cumulative effect of a change in accounting principle of $3.4 billion in 1995, compared with $5.8 billion in 1994. Net earnings for 1995 were $2.0 billion, or $2.65 per common share, compared with $3.7 billion, or $5.06 per common share in 1994. Earnings in 1995 were reduced by a $263 million charge ($162 million after taxes) for costs associated with production changes at Chrysler's Newark assembly plant and a $115 million charge ($71 million after taxes) for a voluntary minivan owner service action. Net earnings in 1995 also included an after-tax charge of $96 million, or $0.13 per common share, for the cumulative effect of a change in accounting principle related to the consensus reached on EITF Issue 95-1. Net earnings for 1994 included favorable income tax adjustments aggregating $132 million.

     The lower operating results for 1995 as compared with 1994 resulted primarily from lower minivan shipments and costs associated with the launch of Chrysler's all-new minivans, higher sales incentives and material costs, a lower mix of higher-margin vehicles, lower vehicle shipments in Mexico and the costs associated with production changes at the Newark assembly plant.

     Chrysler's worldwide vehicle shipments in 1995 were 2,673,539 units, a decrease of 88,564 units or three percent from 1994 levels. Minivan shipments in 1995 were 555,824 units, a decrease of 121,652 units from 1994 levels. The decline in minivan shipments was primarily attributable to the launch of Chrysler's all-new minivans. By the end of 1995, the launch of Chrysler's all-new minivans was substantially complete.

COMPARISON OF SELECTED ELEMENTS OF REVENUES AND EXPENSES

     Chrysler's total revenues were as follows:

                                                               1996 VS. 1995               1995 VS. 1994
                                                                 INCREASE/                   INCREASE/
                                          1996       1995       (DECREASE)       1994       (DECREASE)
                                         -------    -------    -------------    -------    -------------
                                            (IN MILLIONS                     (IN MILLIONS
                                            OF DOLLARS)                       OF DOLLARS)
Sales of manufactured products.......    $57,587    $49,601         16%         $49,363          --
Finance and insurance revenues.......      1,746      1,589         10%           1,384         15%
Other revenues.......................      2,064      2,005          3%           1,488         35%
                                         -------    -------                     -------
  Total revenues.....................    $61,397    $53,195         15%         $52,235          2%
                                         =======    =======                     =======

     The increase in sales of manufactured products in 1996 as compared with 1995 primarily reflects an 11 percent increase in vehicle shipments and an increase in average revenue per unit, net of sales incentives, from $18,305 to $19,442. The increase in average revenue per unit in 1996 as compared with 1995 was principally due to pricing actions and an increased proportion of truck shipments to total vehicle shipments. The increase in sales of manufactured products in 1995 as compared with 1994 primarily reflects an increase in average revenue per unit, net of sales incentives, from $17,663 to $18,305, largely offset by a three percent decrease in vehicle shipments. The increase in average revenue per unit in 1995 as compared with 1994 was principally due to pricing actions, partially offset by higher sales incentives.

     The increase in finance and insurance revenues in 1996 as compared with 1995 was primarily attributable to higher average automotive finance receivables outstanding and vehicles leased. The increase in finance and insurance revenues in 1995 as compared with 1994 was primarily attributable to higher average automotive finance receivables outstanding.

     Financing support provided in the United States by CFC for new Chrysler vehicle retail deliveries (including fleet) and wholesale vehicle sales to dealers and the number of vehicles financed during the last three years were as follows:

                                                                1996     1995     1994
                                                                -----    -----    -----
U.S. Penetration:
  Retail....................................................       20%      27%      24%
  Wholesale.................................................       72%      74%      73%
Number of New Chrysler Vehicles Financed in the U.S. (in
  thousands):
  Retail....................................................      485      594      525
  Wholesale.................................................    1,771    1,632    1,647

     The decrease in retail penetration is primarily due to increased competition and actions taken by CFC to improve retail credit quality mix.

     Other revenues increased in 1995 as compared with 1994 primarily as a result of increased interest income, reflecting Chrysler's higher average cash, cash equivalents and marketable securities balances and higher interest rates as well as the recognition of lease revenue in accordance with EITF 95-1.

     Chrysler's total expenses were as follows:

                                                            1996 VS. 1995                       1995 VS. 1994
                                                              INCREASE/                           INCREASE/
                                     1996         1995       (DECREASE)           1994           (DECREASE)
                                    -------      -------    -------------    ---------------    -------------
                                      (IN MILLIONS OF                        (IN MILLIONS OF
                                          DOLLARS)                              DOLLARS)
Costs, other than items below...    $45,842      $41,304         11%             $38,032               9%
Depreciation and special tools
  amortization..................      2,312        2,220          4%               1,955              14%
Selling and administrative
  expenses......................      4,730        4,064         16%               3,933               3%
Employee retirement benefits....      1,414        1,163         22%               1,548             (25)%
Interest expense................      1,007          995          1%                 937               6%
                                    -------      -------                         -------
     Total expenses.............    $55,305      $49,746         11%             $46,405               7%
                                    =======      =======                         =======

     Costs, other than items below increased in 1996 as compared with 1995 primarily as a result of an 11 percent increase in vehicle shipments and an increased proportion of truck shipments to total vehicle shipments. In addition, Costs, other than items below in 1995 included a charge of $263 million related to production changes at the Newark assembly plant and a $115 million charge related to a voluntary minivan owner service action. Costs, other than items below increased in 1995 as compared with 1994 primarily as a result of increased product costs, costs associated with the changeover and launch of Chrysler's all-new minivans and costs associated with production changes at the Newark assembly plant, partially offset by the effect of a decrease in vehicle shipments of three percent. Costs, other than items below as a percent of sales of manufactured products were 80 percent, 83 percent and 77 percent in 1996, 1995 and 1994, respectively.

     Depreciation and special tools amortization increased in 1996 as compared with 1995 primarily as a result of higher levels of property and equipment in use. Depreciation and special tools amortization increased in 1995 as compared with 1994 primarily as a result of higher levels of property and equipment in use as well as increased tooling costs related to Chrysler's new products.

     Selling and administrative expenses increased in 1996 as compared with 1995 primarily as a result of increased advertising expenses, increased profit-based employee compensation costs, and increased expenses associated with Chrysler's expanding international operations. Selling and administrative expenses increased in 1995 as compared with 1994 primarily as a result of increased advertising expenses.

     Employee retirement benefits increased in 1996 as compared with 1995 primarily as a result of a decrease in the discount rates used to determine 1996 pension expense and nonpension postretirement benefit expense, costs associated with a voluntary early retirement program for certain salaried employees in 1996, and increased pension benefits related to Chrysler's new collective bargaining agreements. This increase was partially offset by the favorable effect of higher expected returns on pension plan assets in 1996. Employee retirement benefits decreased in 1995 as compared with 1994 primarily due to improved funding of the pension plans, an increase in the discount rates used to determine 1995 pension expense and nonpension postretirement benefit expense, and favorable health care inflation experience. Chrysler contributed $941 million, $838 million and $2.6 billion to the pension funds during 1996, 1995 and 1994, respectively.

     Interest expense increased slightly in 1995 as compared with 1994 primarily as a result of higher average levels of term debt at CFC largely offset by a decrease in average non-CFC debt levels.

     In 1996, Chrysler completed the sale of ESI and CTAS for net proceeds of $476 million. ESI and CTAS were engaged principally in the manufacture of defense electronics and aircraft modification, respectively, and represented substantially all of the operations of Chrysler Technologies Corporation, a wholly owned subsidiary of Chrysler. The sale resulted in a pretax gain of $101 million ($87 million after taxes) which is included in Costs, other than items below in the consolidated statement of earnings for 1996.

     Consistent with its strategy to focus on its core automotive business, in 1996, Chrysler committed to a plan of disposal for Thrifty. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," a pretax loss of $65 million ($100 million after taxes) was recognized in 1996 to write down Thrifty's carrying value to estimated fair value less cost to sell. Chrysler's estimate of the fair value of Thrifty is based principally on an analysis of non-binding bids. The pretax loss is included in Costs, other than items below in the consolidated statement of earnings for 1996. The after-tax loss includes the effect of not being able to claim a tax deduction for the capital loss on Chrysler's investment in Thrifty. Thrifty's assets and liabilities at December 31, 1996 and its results of operations for 1996 were immaterial to Chrysler's consolidated assets and liabilities and results of operations, respectively. Chrysler is continuing with its efforts to sell Thrifty and is uncertain when the sale of Thrifty may occur.

     In the fourth quarter of 1996, Chrysler signed an agreement to sell PEI for net proceeds of $17 million. PEI produces automatic test equipment for military applications and represents the remaining operations of Chrysler Technologies Corporation. In accordance with SFAS No. 121, a pretax loss of $77 million ($51 million after taxes) was recognized in the fourth quarter of 1996 to write down PEI's carrying value to estimated fair value less cost to sell. Chrysler's estimate of the fair value of PEI was based on the terms of the agreement. Included in the cost to sell PEI is an estimate for job security benefits, special early retirement benefits and other employee costs related to employees which Chrysler agreed to retain. The pretax loss is included in Costs, other than items below in the consolidated statement of earnings for

1996. PEI's assets and liabilities at December 31, 1996 and its results of operations for 1996 were immaterial to Chrysler's consolidated assets and liabilities and results of operations, respectively. The sale of PEI was completed on January 10, 1997.

     In 1995, Chrysler recorded a $263 million provision ($162 million after taxes) for costs associated with production changes at its Newark assembly plant. Newark production of the Chrysler Concorde and Dodge Intrepid was reduced to one shift in August 1995 and terminated in July 1996. Production of an all-new sport-utility vehicle, the Dodge Durango, is scheduled to begin at the Newark assembly plant in the fall of 1997. The provision reflects the recognition of supplemental unemployment benefits, job security benefits and other related employee costs, and the write-down of certain equipment and tooling. The provision is included in Costs, other than items below in the consolidated statement of earnings for 1995.

     Chrysler's effective tax rates in 1996, 1995 and 1994 were 38.9 percent,
38.5 percent and 36.3 percent, respectively. The provision for income taxes in 1994 included favorable adjustments aggregating $132 million, including $100 million for the recognition of tax credits related to expenditures in prior years for qualifying research and development activities.

LIQUIDITY AND CAPITAL RESOURCES

     Chrysler's consolidated combined cash, cash equivalents and marketable securities totaled $7.8 billion at December 31, 1996 (including $797 million held by CFC and Car Rental Operations), $8.1 billion at December 31, 1995 (including $1.2 billion held by CFC and Car Rental Operations), and $8.4 billion at December 31, 1994 (including $756 million held by CFC and Car Rental Operations). At December 31, 1996, CFC had approximately $400 million of marketable securities which were limited for use in its insurance operations in accordance with various statutory requirements. The decrease in Chrysler's consolidated combined cash, cash equivalents and marketable securities in 1996 was primarily the result of capital expenditures, common stock repurchases, net debt repayments and dividend payments, largely offset by cash generated by operating activities, marketable securities acquired in non-cash transactions related to the securitization of retail receivables and net proceeds from the sales of nonautomotive assets. The decrease in Chrysler's consolidated combined cash, cash equivalents and marketable securities in 1995 was primarily the result of capital expenditures, net finance receivables acquired and common stock repurchases, largely offset by cash generated by operating activities and cash provided by an increase in long-term debt.

     Chrysler's long-term profitability will depend significantly on its ability to continue its capital expenditure and vehicle development programs and to market its vehicles successfully in an increasingly competitive environment. Chrysler's expenditures for new product development and the acquisition of productive assets were $17.1 billion for the three-year period ended December 31, 1996. Expenditures for these items during the succeeding three-year period are expected to be at similar or higher levels. At December 31, 1996, Chrysler had commitments for capital expenditures, including commitments for assets currently under construction, totaling approximately $1.6 billion.

     In May 1996, Chrysler declared a two-for-one stock split in the form of a 100 percent stock dividend which was distributed on July 15, 1996 to shareholders of record on June 15, 1996. All per share data and the average common and dilutive equivalent shares outstanding have been adjusted to reflect this stock split for all periods presented. The number of common shares issued, outstanding and held in treasury for 1996 have been adjusted to reflect this stock split. In addition, the par value of the new shares issued as a result of the two-for-one stock split has been transferred from additional paid-in capital to common stock. Additional paid-in capital, common stock balances, common shares issued, outstanding and held in treasury for prior periods have not been restated for the two-for-one stock split.

     During 1996, Chrysler repurchased 66 million shares of its common stock at a cost of $2.0 billion (including $16 million in unsettled repurchases at December 31, 1996). In December 1996, Chrysler's Board of Directors approved an increase in Chrysler's planned 1997 common stock repurchases from $1 billion to $2 billion. The planned 1997 common stock repurchases are subject to market and general economic conditions. Since beginning its common stock repurchase program in 1995, Chrysler has repurchased 112 million shares of its common stock at a cost of $3.1 billion.

     In the second quarter of 1996, Chrysler increased its quarterly dividend from $0.30 to $0.35 per common share. In the fourth quarter of 1996, Chrysler increased its quarterly dividend from $0.35 to $0.40 per common share. Dividends per common share have been adjusted to reflect the two-for-one stock split.

     In December 1996, Chrysler prepaid certain 1997 nonpension employee benefits by contributing $1.1 billion to a Voluntary Employees' Beneficiary Association trust and other employee benefit plans.

     In December 1996, Chrysler repurchased and extinguished $550 million, or 50 percent, of the outstanding principal amount of its Auburn Hills Trust Guaranteed Exchangeable Certificates Due 2020 at a cost of $859 million. At December 31, 1996, $550 million of the Certificates remained outstanding. The remaining Certificates outstanding are not redeemable prior to maturity and carry a current interest rate of 12 percent. On February 5, 1997, Chrysler issued $500 million principal amount of 7.45% Debentures due 2097 to replace cash used in such repurchase.

     At December 31, 1996, Chrysler (excluding CFC) had aggregate debt maturities of $1.1 billion through 1999. At December 31, 1996, Chrysler had a $2.4 billion revolving credit agreement which expires in April 2001. The revolving credit agreement was not drawn upon at December 31, 1996. Chrysler believes that cash from operations and its cash position will be sufficient to enable it to meet its capital expenditure, debt maturity, common stock repurchase, dividend payment and other funding requirements.

     Chrysler's ability to market its products successfully depends significantly on the availability of vehicle financing for its dealers and, to a lesser extent, the availability of financing for retail and fleet customers, both of which are provided by CFC.

     Term debt, commercial paper and receivable sales are CFC's primary funding sources. CFC decreased its term debt outstanding by $0.8 billion during 1996 and increased its term debt outstanding by $3.1 billion during 1995. CFC's commercial paper outstanding increased by $0.2 billion during 1996 and decreased by $1.9 billion in 1995. CFC realized $8.1 billion and $6.5 billion of net proceeds from the sales of automotive retail receivables during 1996 and 1995, respectively. In addition, securitization of revolving wholesale account balances provided funding for CFC which aggregated $6.8 billion and $6.7 billion at December 31, 1996 and 1995, respectively.

     At December 31, 1996, CFC had debt maturities of $5.7 billion in 1997 (including $2.6 billion of short-term notes), $2.6 billion in 1998, and $1.6 billion in 1999. CFC's U.S. and Canadian revolving credit facilities, which total $8 billion, consist of a $2 billion facility expiring in April 1997 and a $6 billion facility expiring in April 2001. Neither of the revolving credit facilities was drawn upon at December 31, 1996. CFC believes that cash provided by operations, receivable sales, securitizations, and the issuance of term debt and commercial paper will provide sufficient liquidity to meet its debt maturity and other funding requirements.

     During 1996, Chrysler completed the sale of ESI and CTAS for net proceeds of $476 million. Also during 1996, CFC completed the sale of certain nonautomotive assets for net proceeds of $225 million, which approximated the net book value of the assets.

     Chrysler's strategy is to focus on its core automotive business. As part of this strategy, Chrysler has sold certain assets and businesses in past years which are not related to its core automotive business, and is exploring the sale of other such assets and businesses in the near term.

OUTLOOK

     The statements contained in this Outlook section are based on management's current expectations. With the exception of the historical information contained herein, the statements presented in this

Outlook section are forward-looking statements that involve numerous risks and uncertainties. Actual results may differ materially.

     Chrysler's worldwide vehicle production in the fourth quarter of 1996 was 711,217 units, an increase of 11,857 units or two percent as compared with the fourth quarter of 1995. Worldwide vehicle production for the first quarter of 1997 is expected to be approximately 779,000 units, an increase of 36,000 units or five percent as compared with the first quarter of 1996. This expected production level is heavily dependent on continued favorable economic conditions in the U.S. and Canada, where Chrysler's sales are concentrated. A significant weakening of Chrysler's competitive position or economic conditions in the U.S. and Canada could result in the lowering of first-quarter 1997 planned production.

     Chrysler projects that 1997 retail (including fleet) industry sales for the U.S. will range from 15.0 million to 15.5 million units and that 1997 retail (including fleet) industry sales for Canada will range from 1.1 million to 1.2 million units. Retail (including fleet) industry sales in 1996 were 15.4 million units and 1.2 million units in the U.S. and Canada, respectively. Actual levels of industry retail (including fleet) sales will depend on, among other things, economic conditions in the U.S. and Canada. Accordingly, there can be no assurance that Chrysler's estimates will be accurate.

     Chrysler's business plan for 1997 is predicated on several broad economic assumptions, including, among others, that 1997 inflation and interest rates in the U.S. will remain stable and will be comparable to 1996 rates; there will be a moderate expansion in the U.S. economy during 1997, with real economic growth between 2.0 percent and 2.5 percent; and average 1997 gasoline and oil prices in the U.S. will be comparable to 1996 prices. As with most economic projections, actual conditions in 1997 could vary substantially from Chrysler's assumptions.

     In addition, Chrysler wishes to caution readers that several factors, as well as those factors described elsewhere in this discussion or in other Securities and Exchange Commission filings, in some cases have affected, and in the future could affect, Chrysler's actual results, and could cause Chrysler's actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, Chrysler. Those factors include: business conditions and growth in the automotive industry and general economy; changes in gasoline and oil prices; changes in consumer debt levels and interest rates; changes in consumer preferences away from pickup trucks, sport-utility vehicles and minivans; competitive factors, such as domestic and foreign rival car and truck offerings, sales incentives, acceptance of new products and price pressures; excess or shortage of manufacturing capacity; risks and uncertainties associated with Chrysler's expansion into international markets; and changes in foreign exchange rates and the resulting impact on pricing strategies of major foreign competitors. Additionally, several of Chrysler's competitors have larger worldwide sales volumes and greater financial resources, which may, over time, place Chrysler at a competitive disadvantage in responding to its competitors' offerings, substantial changes in consumer preferences, government regulations, or adverse economic conditions in the U.S. and Canada. Finally, the automotive industry historically has been highly cyclical and the duration of these cycles has been difficult to predict.

NEW ACCOUNTING STANDARDS

     In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. Chrysler believes that the implementation of this new accounting standard will not have a material impact on its consolidated operating results or financial position. Chrysler will adopt this accounting standard on a prospective basis on January 1, 1997, as required.

                           DESCRIPTION OF DEBENTURES

     The following description of the particular terms of the Debentures offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Debentures will be limited to an aggregate principal amount of $600,000,000 and will mature on March 1, 2027. The Debentures will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Debentures will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from March 3, 1997 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually in arrears on March 1 and September 1 of each year, beginning September 1, 1997, to the persons in whose names the Debentures are registered at the close of business on February 15 or August 15, as the case may be, next preceding such Interest Payment Date. The Debentures will be subject to defeasance as provided in "Description of Debt Securities -- Defeasance" in the accompanying Prospectus. Principal of and interest on the Debentures will be payable (and the Debentures may be presented for repayment) at the office or agency of the Company maintained for such purposes in Chicago, Illinois. Payment of the purchase price of each Debenture may be made, and the payment of the principal of and interest on the Debentures will be made, only in U.S. dollars. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Except as provided in the accompanying Prospectus, individual Debentures will not be issued. See "Description of Debt Securities -- Global Securities" in the accompanying Prospectus. See the Prospectus for a further description of the Trustee and the Debentures, including the covenants, modification provisions and event of default provisions relating to the Debentures.

OPTIONAL REDEMPTION

     The Debentures will be redeemable as a whole or in part, at the option of the Company at any time and from time to time, on not less than 30 or more than 60 days' notice mailed to registered Holders thereof, at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 18 basis points, together in either case with accrued interest on the principal amount being redeemed to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer as of 3:30 p.m., New York City time on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Salomon Brothers Inc, Chase Securities Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to each Debenture to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Debenture, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     On and after the redemption date, interest will cease to accrue on the Debentures or any portion thereof called for redemption. On or before any redemption date, the Company shall deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Debentures to be redeemed on such date. If less than all the Debentures are to be redeemed, the Debentures to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

BOOK-ENTRY SYSTEM

     The Debentures will be represented by one or more Global Securities registered in the name of the nominee of the Depositary. Each Global Security will be issued in a denomination equal to the outstanding Debentures represented thereby and will be held by or on behalf of the Depositary. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided in the accompanying Prospectus, Debentures in definitive form will not be issued.

     The Depositary has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     A further description of the Depositary's procedures with respect to the Global Securities representing the Debentures is set forth in the accompanying Prospectus under "Description of Debt Securities -- Global Securities". The Depositary has confirmed to the Company, the Underwriters and the Trustee for the Debentures that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Debentures will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds or the equivalent.

     The Debentures will clear in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures that is effected through the Depositary will therefore be required by the Depositary to settle in immediately available funds.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement dated February 26, 1997 (the "Underwriting Agreement") among Chrysler and the Underwriters named below (the "Underwriters"), Chrysler has agreed to sell to the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Debentures set forth opposite its name below.

                                                                PRINCIPAL AMOUNT
                        UNDERWRITER                              OF DEBENTURES
                        -----------                             ----------------
Salomon Brothers Inc .......................................      $120,000,000
Chase Securities Inc. ......................................       120,000,000
Goldman, Sachs & Co. .......................................       120,000,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................       120,000,000
J.P. Morgan Securities Inc. ................................       120,000,000
                                                                  ------------
     Total..................................................      $600,000,000
                                                                  ============

     In the Underwriting Agreement the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Debentures offered hereby if any Debentures are purchased.

     Chrysler has been advised by the Underwriters that the Underwriters propose initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .50% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of .25% of the principal amount of the Debentures. After the initial public offering, the public offering price and such concessions may be changed from time to time.

     The Debentures will not have an established trading market when issued. The Debentures will not be listed on any securities exchange. The Underwriters may make a market in the Debentures, but the Underwriters are not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance as to the development or liquidity of a trading market for any Debentures.

     The Underwriting Agreement provides that Chrysler will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     An affiliate of Chase Securities Inc. is administrative agent and a lender under certain lending facilities of the Company and its affiliates and otherwise engages, and may in the future engage, in general financing and banking transactions with the Company and its affiliates.

                                 LEGAL MATTERS

     The validity of the Debentures will be passed upon for Chrysler by William
J. O'Brien, Vice President, General Counsel and Secretary of the Company, and for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

PROSPECTUS

$1,500,000,000

CHRYSLER CORPORATION

DEBT SECURITIES
Chrysler Corporation ("Chrysler" or the "Company") intends to issue from time to time in one or more series its debt securities consisting of unsecured and unsubordinated debentures, notes, bonds and/or other evidences of indebtedness (the "Debt Securities") having an aggregate initial public offering price or purchase price of up to $1,500,000,000. The Debt Securities will be offered on terms to be determined at the time of sale.

The Debt Securities of a series may be issuable as individual securities in registered form without coupons ("Certificated Securities") or as one or more global securities in registered form (each, a "Global Security").

The terms of the Debt Securities, including, where applicable, the specific designation, aggregate principal amount, authorized denominations, maturity, premium, rate (which may be fixed or variable) and time of payment of interest, terms for redemption, terms for sinking fund payments, initial public offering price, and any other terms of the Debt Securities in respect of which this Prospectus is being delivered, will be set forth in an accompanying Prospectus Supplement (a "Prospectus Supplement").

Chrysler may offer and sell Debt Securities directly to purchasers, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters or through agents designated from time to time. See "Plan of Distribution". If underwriters or agents are involved in the sale of any Debt Securities the names of such agents or underwriters will be set forth in the applicable Prospectus Supplement. If an underwriter, agent or dealer is involved in the sale of any Debt Securities, the discount, commission or purchase price, respectively, will be set forth in, or may be calculated from the information set forth in, the applicable Prospectus Supplement. The net proceeds to Chrysler from such sale also will be set forth in the applicable Prospectus Supplement. This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

               The date of this Prospectus is February 19, 1997.

                             AVAILABLE INFORMATION

     Chrysler is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission:
Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates and such material is contained on the worldwide web site maintained by the Commission at http://www.sec.gov. Reports, proxy statements and other information concerning Chrysler can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; the Midwest Stock Exchange, Inc., 440 South LaSalle Street, Chicago, Illinois 60605; the Pacific Stock Exchange, Inc., 618 South Spring Street, Los Angeles, California 90014, and 301 Pine Street, San Francisco, California 94104; and the Philadelphia Stock Exchange, Inc., 1900 Market Street, Philadelphia, Pennsylvania 19103.

     Chrysler has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information included or incorporated by reference in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus, any Prospectus Supplement or in any document incorporated herein or therein as to the contents of any contract or other document referred to herein or therein and filed as an exhibit to, or incorporated by reference in, the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to Chrysler and the Debt Securities, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Chrysler's Annual Report on Form 10-K for its fiscal year ended December 31, 1996, which was previously filed with the Commission pursuant to the Exchange Act (File No. 1-9161), is incorporated herein by reference.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in the accompanying Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST DIRECTED TO: ASSISTANT SECRETARY, CHRYSLER CORPORATION, 1000 CHRYSLER DRIVE, AUBURN HILLS, MICHIGAN 48326-2766 (TELEPHONE: (810) 512-3992).

                            ------------------------

                              CHRYSLER CORPORATION

     Chrysler operates in two principal industry segments: automotive operations and financial services. Automotive operations include the research, design, manufacture, assembly and sale of cars, trucks and related parts and accessories. Substantially all of Chrysler's automotive products are marketed through retail dealerships, most of which are privately owned and financed. Financial services include the operations of Chrysler Financial Corporation and its consolidated subsidiaries ("CFC"), which are engaged principally in providing consumer and dealer automotive financing for Chrysler's products. Chrysler also participates in short-term vehicle rental activities through certain of its subsidiaries (the "Car Rental Operations").

     Chrysler manufactures, assembles and sells cars and trucks under the brand names Chrysler, Dodge, Plymouth, Eagle and Jeep(R), and related automotive parts and accessories, primarily in the United States, Canada and Mexico ("North America"). Passenger cars are offered in various size classes and models. Chrysler produces trucks in pickup, sport-utility and van/wagon models, which constitute the largest segments of the truck market. Chrysler also purchases and distributes certain passenger cars manufactured in the United States by Mitsubishi Motors Corporation's ("MMC's") subsidiary, Mitsubishi Motors Manufacturing of America.

     Although Chrysler currently sells most of its vehicles in North America, Chrysler also participates in other international markets through its wholly-owned subsidiaries located in Argentina, Brazil, Taiwan, Korea, Italy, France and Venezuela, through a majority-owned distributor in Japan, through a joint venture in Austria and through minority-owned affiliates located in China, Egypt and Thailand. Chrysler sells vehicles and parts, and provides related services, to independent distributors and dealers in various other markets throughout the world.

     Chrysler's strategy is to focus on its core automotive business. As part of this strategy, Chrysler has sold certain assets and businesses that are not related to its core automotive business, and is exploring the sale of other such assets and businesses in the near term.

     CFC, Chrysler's wholly owned subsidiary, is a financial services organization that provides retail and lease financing for vehicles, dealer inventory and other financing needs, dealer property and casualty insurance and dealership facility development and management primarily for Chrysler dealers and their customers.

     Through its Pentastar Transportation Group, Inc. subsidiary, Chrysler owns Thrifty Rent-A-Car System, Inc. ("Thrifty") and Dollar Rent A Car Systems, Inc. ("Dollar"). Both Thrifty and Dollar are engaged in leasing vehicles to independent businesses they have licensed to use their trade names, systems and technologies in the daily rental of cars for business, personal and leisure use. They also maintain and operate a number of their own locations.

     Chrysler was incorporated under the laws of the State of Delaware on March 4, 1986, and is the surviving corporation following mergers with a number of its operating subsidiaries, including Chrysler Motors Corporation which was originally incorporated in 1925. Chrysler's principal executive offices are located at Chrysler World Headquarters, 1000 Chrysler Drive, Auburn Hills, Michigan 48326-2766. The telephone number of those offices is (810) 576-5741.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges for Chrysler and its consolidated subsidiaries for each of the last five years.

       YEARS ENDED DECEMBER 31
-------------------------------------
1996    1995    1994    1993    1992
----    ----    ----    ----    ----
5.51x   3.45x   5.52x   3.62x   1.48x

     For purposes of computing the ratios of earnings to fixed charges, earnings are determined by adding back fixed charges to earnings from continuing operations (including equity in net earnings of unconsolidated subsidiaries) before taxes on income and excluding undistributed earnings from less than 50% owned affiliates. Fixed charges consist of interest expense, credit line commitment fees and the interest portion of rent expense.

                                USE OF PROCEEDS

     Unless otherwise provided in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to Chrysler's general corporate funds and used for general corporate purposes.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities are to be issued pursuant to an indenture dated as of March 1, 1985 between Chrysler and Manufacturers Hanover Trust Company, which has been succeeded by State Street Bank and Trust Company as successor Trustee (the "Trustee"), as supplemented from time to time by supplemental indentures (such indenture as so supplemented being hereafter referred to as the "Indenture"). A copy of the Indenture has been filed with the Commission and is incorporated by reference as part of this Registration Statement. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture. Numerical references in parentheses below are to sections of the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made and the statement is qualified in its entirety by such reference.

GENERAL

     Debt Securities offered by this Prospectus will be limited to an aggregate initial public offering price or purchase price of up to $1,500,000,000. The Indenture provides that Debt Securities in an unlimited amount may be issued thereunder from time to time in one or more series. (Section 301)

     The Debt Securities will rank pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company.

     Reference is hereby made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the terms of such Debt Securities, including, where applicable: (i) the designation of such Debt Securities; (ii) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Debt Securities will be issued; (iii) the date or dates on which, and the place or places where, the principal, and premium, if any, of such Debt Securities is payable; (iv) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest; (v) the date from which such interest on such Debt Securities will accrue, the dates on which such interest will be payable, the related record date and the date on which payment of such interest will commence; (vi) the periods within or dates on which and the price or prices at which such Debt Securities will, pursuant to any mandatory sinking fund provision, or may, pursuant to any optional redemption or required repayment provisions, be redeemed or repaid and the other terms and provisions of any such optional redemption or required repayment;
(vii) whether such Debt Securities are to be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the Depositary (as defined below) for such Global Security or Securities; (viii) the terms on which interests in a Global Security, if any, may be exchanged for individual Debt Securities of the series; and (ix) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture.

     The Debt Securities of a series may be issuable as Certificated Securities or may be issuable in whole or in part in the form of one or more Global Securities, as described below under "Global Securities". Unless the Prospectus Supplement relating thereto specifies otherwise, Certificated Securities will be issued only in denominations of $1,000 or any integral multiples thereof. One or more Global Securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302 and 305)

     At the option of the Holder upon request confirmed in writing, and subject to the terms of the Indenture, Certificated Securities of any series will be exchangeable into an equal aggregate principal amount of Certificated Securities of the same series (with the same interest rate and maturity date) of different authorized denominations. (Section 305)

     Debt Securities may be presented for exchange, and Certificated Securities may be presented for transfer (with the form of transfer endorsed thereon duly executed), at the office of any transfer agent or at the office of the Security Registrar, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the transfer agent or the Security Registrar, as the case may be, being satisfied with the documents of title and identity of the person making the request. (Section 305)

     Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Securities" means any Debt Securities that provide for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 101)

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in registered form only and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Sections 303, 304 and 305)

     The specific terms of the depositary arrangement with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amount of the individual Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by the underwriters of such Debt Securities or, if such Debt Securities are offered and sold directly by the Company or through one or more agents, by the Company or such agent or agents. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security or by participants or persons that hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole Holder of the individual Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities and will not be considered the Holders thereof under the Indenture.

     Payments of principal of, premium, if any, and interest on individual Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the Global Security. None of the Company, the Trustee for such Debt Securities, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for Debt Securities of a series, upon receipt of any payment of principal, premium or interest in respect of a Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers and registered in "street name", and will be the responsibility of such participants.

     The Depositary will take any action permitted to be taken by a Holder of Debt Securities only at the direction of one or more participants to whose accounts interests in the Global Securities are credited and only in respect of such portion of the aggregate principal amount of Debt Securities as to which such participant or participants has or have given such direction.

     If a Depositary for Debt Securities of a series is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Depositary for such Global Security, receive individual Debt Securities of such series in definitive form in exchange for such beneficial interest. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued as Certificated Securities in denominations, unless otherwise specified by the Prospectus Supplement relating thereto, of $1,000 and integral multiples thereof. (Section 305)

PAYMENT AND PAYING AGENTS

     Payment of principal of, and premium, if any, on Debt Securities will be made against surrender of such Debt Securities at the Corporate Trust Office of The First National Bank of Chicago in Chicago, Illinois. Unless otherwise indicated in the Prospectus Supplement, payment of any installment of interest on Debt Securities will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest payment. Unless otherwise indicated in the Prospectus Supplement, payments of such interest will be made at the Corporate Trust Office of The First National Bank of Chicago in Chicago, Illinois, or, at the option of the Company, by check mailed to the address of, or by wire transfer to an account designated by, the Holder entitled thereto as such address or account is shown in the Security Register. (Sections 307 and 1001)

     The Company may terminate the appointment of any of the paying agents from time to time. (Section 1002)

     All moneys paid by the Company to a paying agent for the payment of principal of, or premium, if any, or interest on any Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company and the Holder of such Debt Security will thereafter look only to the Company for payment thereof. (Section 1003)

RESTRICTIVE COVENANTS

     Limitation on Liens. Chrysler will not, and it will not permit any subsidiary to, guarantee or suffer to exist any indebtedness for borrowed money secured by a mortgage, pledge or other security interest or title retention agreement ("Mortgage") on any Principal Domestic Automotive Plant, or on any shares of stock of or indebtedness of any subsidiary which owns or leases a Principal Domestic Automotive Plant, without effectively securing or causing such subsidiary to secure the Debt Securities equally and ratably with (or prior to) such secured indebtedness, unless after giving effect thereto the aggregate amount of all such indebtedness so secured together with all Attributable Debt of the Company and its subsidiaries in respect of sale and leaseback transactions involving Principal Domestic Automotive Plants (except sale and leaseback transactions the proceeds of which are applied to the retirement of Funded Debt) would not exceed 10% of Consolidated Net Worth. This restriction will not apply to indebtedness secured by (a) Mortgages identified in the Indenture and that were existing on December 31, 1984, (b) Mortgages on property of, or on any shares of stock or indebtedness of, any corporation existing at the time such corporation becomes a subsidiary, (c) Mortgages in favor of Chrysler or a subsidiary, (d) Mortgages in favor of governmental bodies to secure progress, advance or other payments, (e) Mortgages on property existing at the time of acquisition thereof (including acquisition through merger or consolidation) and purchase money Mortgages (including construction cost financing), and (f) any extension, renewal or replacement of any Mortgage referred to in the foregoing clauses (a) through (e), inclusive if such extension, renewal or replacement Mortgage is limited to all or part of the property securing the prior Mortgage. (Section 1004)

     "Principal Domestic Automotive Plant" is defined to include any real or personal property constituting a significant part of any automotive and related manufacturing or assembly plant owned or leased by Chrysler or a subsidiary and located within the United States if the gross book value of all real property included in such plant exceeds 0.5% of Consolidated Net Worth and more than 75% in value of its total production, determined in the manner and for the period specified in the Indenture, consists of cars or trucks or parts, material or accessories therefor. (Section 101)

     "Attributable Debt" is defined to mean the total net amount of rent (discounted at the rate per annum equal to the simple average of the interest rates borne by all series of Debt Securities outstanding under the Indenture compounded annually) required to be paid during the remaining term of any lease, exclusive of certain charges. (Section 101)

     "Funded Debt" is defined to mean all debt which by its terms is payable or, at Chrysler's option, may be paid more than 12 months after the date of the most recent consolidated balance sheet. (Section 101)

     "Consolidated Net Worth" is defined to mean the total of (a) the par value (or stated value on the books of Chrysler) of the capital stock of Chrysler, (b) the additional paid-in capital of Chrysler, (c) minority interests in subsidiaries, plus (d) retained earnings (or minus accumulated deficit) of Chrysler and its subsidiaries, minus (e) the purchase cost of any capital stock of Chrysler acquired by it and held as treasury stock, and plus or minus, as the case may be, (f) any separate component of equity not described in (a) through
(e) of this definition and recorded by Chrysler in its equity account in accordance with generally accepted accounting principles, all as set forth on the most recent consolidated balance sheet of Chrysler and its subsidiaries. (Section 101)

     Limitation on Sales and Leasebacks. Neither Chrysler nor any subsidiary may enter into any sale and leaseback transaction with any lender or investor involving any Principal Domestic Automotive Plant which has been owned or operated by Chrysler or such subsidiary for more than 150 days unless (a) Chrysler or such subsidiary could mortgage such property in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Debt Securities, or (b) Chrysler, within 150 days, applies to the retirement of Debt Securities or other Funded Debt an amount not less than the greater of (i) the net proceeds of the sale of the Principal Domestic Automotive Plant leased pursuant to such arrangement or (ii) the fair market value of the Principal Domestic Automotive Plant so leased. This restriction will not apply to any sale and leaseback transaction (a) between Chrysler and a subsidiary or between subsidiaries or (b) involving the taking back of a lease for a period of three years or less. (Section 1005)

     Chrysler will be required to furnish to the Trustee annually an officers' certificate to the effect that to the best knowledge of the signatories Chrysler is not in default in the performance and observance of the foregoing restrictive covenants or, if Chrysler is in default, specifying such default. (Section 1006)

     Merger, Consolidation and Transfer or Lease of Assets. Chrysler may not consolidate with or merge into any corporation, or transfer or lease its property and assets substantially as an entirety to any Person or permit any Person to consolidate with or merge into or transfer or lease its assets substantially as an entirety to Chrysler, unless (i) if Chrysler shall consolidate or merge with, or transfer or lease its property or assets to, a corporation or a Person, the successor corporation, transferee or lessee is a corporation organized under the laws of the United States or any state or political subdivision thereof, and it assumes all the obligations of Chrysler under the Debt Securities and the Indenture and (ii) after giving effect to such transaction and treating indebtedness which becomes an obligation of the Company or a subsidiary in connection therewith as having been incurred at the time of such transaction, no event that is, or with notice or lapse of time would become, an Event of Default under the Indenture would exist. (Section 801)

DEFEASANCE

     Chrysler may terminate certain of its obligations under the Indenture with respect to the Debt Securities of any series, including its obligations to comply with the covenants described under the heading "Restrictive Covenants" above, on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the Trustee money or Government Obligations sufficient to pay the principal of, and premium, if any, and interest on the Debt Securities of such series to maturity. Such deposit and termination is conditioned upon Chrysler's delivery of an opinion of independent counsel that
(a) the holders of the Debt Securities of such series will have no federal income tax consequences as a result of such deposit and termination and (b) if listed on the New York Stock Exchange, the Debt Securities of such series will not be delisted as a result of the exercise of this option. Such termination will not relieve Chrysler of its obligation to pay when due the principal of or interest on the Debt Securities if the Debt Securities are not paid from the money or Government Obligations held by the Trustee for the payment thereof. (Section 1301)

EVENTS OF DEFAULT, WAIVER AND NOTICE

     Events of default with respect to any series of Debt Securities are defined in the Indenture as being: (a) default for 30 days in payment of interest on any Debt Security of such series, or default in payment of principal of or premium, if any, on any Debt Security of such series when due; (b) default in the deposit of any sinking fund payment on any Debt Security of such series when due; (c) default for 90 days after notice to Chrysler by the Trustee or by the holders of 10% in principal amount of Debt Securities of such series then outstanding in performance of any other covenant in the Indenture; (d) acceleration of the maturity of any indebtedness for money borrowed by Chrysler of $5,000,000 or more at the time outstanding, if such acceleration is not rescinded or annulled within 10 days after notice by the Trustee or the holders of 10% in principal amount of the Debt Securities of such series then outstanding; and (e) certain events of bankruptcy, insolvency and reorganization. (Section 501) The Indenture provides that if an event of default specified therein with respect to any series of Debt Securities shall occur and be continuing, either the Trustee or the holders of 25% in principal amount of the Debt Securities of such series then outstanding may declare the principal of all Debt Securities of such series to be due and payable. (Section 502) The holders of a majority in principal amount of any series of Debt Securities then outstanding may on behalf of the holders of all Debt Securities of such series waive any past default or event of default with respect to Debt Securities of such series except a default not theretofore cured in payment of the principal of or premium, if any, or interest on any Debt Securities of such series or in respect of a covenant or provision of the Indenture which cannot be modified or amended by a supplemental indenture without the consent of the holder of each outstanding Debt Security of each series affected (see "Modification and Waiver"). (Sections 502 and 513)

     The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default with respect to any series of Debt Securities to act with the required standard of care, to be indemnified by the holders of the Debt Securities of such series before proceeding to exercise any right or power under the Indenture at the request of such holders. (Section 603) The Indenture provides that no holder of Debt Securities of any series may institute any proceeding, judicial or otherwise, to enforce the Indenture except in the case of failure of the Trustee, for 60 days, to act after the Trustee has been given (x) notice of default with respect to the Debt Securities of such series,
(y) a request to enforce the Indenture by the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding and (z) an offer of reasonable indemnity. (Section 507) This provision will not prevent any holder of Debt Securities from enforcing payment of the principal thereof and premium, if any, and interest thereon at the respective due dates thereof. (Section 508) The holders of a majority in aggregate principal amount of any series of Debt Securities then outstanding may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on it with respect to Debt Securities of such series. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or that would be unjustly prejudicial to holders of Debt Securities of such series not joining therein. (Section 512)

     The Indenture provides that the Trustee will, within 90 days after the occurrence of a default with respect to any series of Debt Securities known to it, give to the holders of Debt Securities of such series notice of such default if not cured or waived, but, except in the case of a default in the payment of principal of or interest on Debt Securities of such series, the Trustee shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interests of the holders of Debt Securities of such series. (Section 602)

MODIFICATION AND WAIVER

     The Indenture permits Chrysler and the Trustee, with the consent of the holders of 66 2/3% in principal amount of each series of Debt Securities at the time outstanding thereunder and affected thereby, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of Debt Securities of each such series, except that no such supplemental indenture may, without the consent of the holders of each affected series of Debt Securities, (a) change the maturity of Debt Securities of such series or any installment of interest thereon or reduce the principal amount thereof or premium, if any, or interest thereon, or (b) reduce the aforesaid percentage of Debt Securities of such series, the consent of the holders of which is required for any such supplemental indenture. Compliance by Chrysler with certain restrictive covenants may be waived in particular cases with the consent of the holders of 66 2/3% in principal amount of the outstanding Debt Securities of each series affected thereby. (Sections 902 and 1007)

CONCERNING THE TRUSTEE

     State Street Bank and Trust Company, the Trustee, currently has its corporate trust office at Two International Place, 4th Floor, Boston, Massachusetts 02110. Any notice to or demand upon the Trustee with respect to the Debt Securities of any series or the Indenture may be served upon the Trustee at its corporate trust office. The Trustee will provide the holders of the Debt Securities of any series with prior written notice of any change in the address of such office. The Trustee is also trustee under an indenture dated as of July 15, 1987 between it and the Company.

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities in any of three ways: (i) through underwriters or dealers; (ii) directly to one or more purchasers; or (iii) through agents. The applicable Prospectus Supplement will set forth the terms of the offering of any Debt Securities, including the names of any underwriters, the purchase price of such Debt Securities and the proceeds to the Company from such sale, any underwriting discounts and the other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

     If underwriters are used in the sale, Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Debt Securities if any of such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Debt Securities may also be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of Debt Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will act on a best efforts basis for the period of its appointment.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Debt Securities at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in such Prospectus Supplement. Such contracts will be subject only to those conditions set forth in the applicable Prospectus Supplement and such Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

     Any underwriters, dealers or agents participating in the distribution of Debt Securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resales of Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for, the Company or its affiliates in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon by William J. O'Brien, Esq., Vice President, General Counsel and Secretary of Chrysler. Mr. O'Brien owns and holds options to purchase shares of Common Stock of Chrysler.

                                    EXPERTS

     The consolidated financial statements of Chrysler as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 incorporated in this Prospectus by reference from Chrysler's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND IN THE PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CHRYSLER OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT AND IN THE PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.
                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
            PROSPECTUS SUPPLEMENT
Use of Proceeds......................     S-3
Capitalization.......................     S-3
Selected Financial Information.......     S-4
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations..........     S-7
Description of Debentures............    S-15
Underwriting.........................    S-17
Legal Matters........................    S-17
                 PROSPECTUS
Available Information................       2
Incorporation of Certain Documents by
  Reference..........................       2
Chrysler Corporation.................       3
Ratio of Earnings to Fixed Charges...       4
Use of Proceeds......................       4
Description of Debt Securities.......       4
Plan of Distribution.................      10
Legal Matters........................      11
Experts..............................      11

$600,000,000

CHRYSLER
CORPORATION

7.45% DEBENTURES DUE 2027

CHRYSLER CORPORATION LOGO

SALOMON BROTHERS INC
CHASE SECURITIES INC.
GOLDMAN, SACHS & CO.
MERRILL LYNCH & CO.
J.P. MORGAN & CO.

PROSPECTUS SUPPLEMENT

DATED FEBRUARY 26, 1997